October 15, 2008

Via Facsimile (202-772-9208) and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Security Bank Corporation
Registration Statement on Form S-3/A
Commission File No. 333-153173

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Security Bank Corporation (the “Registrant”) hereby requests, with respect to the above-captioned registration statement (“Registration Statement”), that the effective date for the Registration Statement be accelerated so that it be declared effective at 2:00 p.m. on Friday, October 17, 2008, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SECURITY BANK CORPORATION

By:	/s/ James R. McLemore
James R. McLemore
Chief Financial Officer

cc:	Mr. Gregory Dundas
Division of Corporation Finance
Securities and Exchange Commission

Randolph A. Moore III, Esquire